

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

13 June 2005


05009119

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Notice of Extraordinary General Meeting in respect of the proposed disposal by Resorts World Limited, an indirect wholly-owned subsidiary of Resorts World Bhd, of its entire equity interest in Geremi Limited to Genting International PLC ("GIPLC") for a consideration of United States Dollar ("USD") 4.6 million to be satisfied through the issuance of 26,136,364 new ordinary shares of USD0.10 each in GIPLC ("GIPLC share") at an issue price of USD0.176 per GIPLC share ("Proposed Disposal").

2. Circular to Shareholders dated 13 June 2005 in relation to the Proposed Disposal.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Initiated by MB_CIMB4 on 06/10/2005 04:18:45 PM
Submitted by MB_CIMB4 on 06/10/2005 06:27:01 PM
Reference No MM-050610-58725
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (If applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**CHARMAINE CHEE/KHAIRIZAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03 2084 8781**
	E-mail address	:	**charmaine.chee@cimb.com.my**
*	Type	:	**Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "COMPANY")

NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")

* **Contents :-**

On behalf of Resorts, Commerce International Merchant Bankers Berhad wishes to announce that an EGM of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting ("**AGM**") of the Company, whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment.

Please refer to the attached file for the Notice of the EGM.

This announcement is dated 10 June 2005.



Notice_EGM.pd



RESORTS WORLD BHD
(58019-U)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("**EGM**") of Resorts World Bhd ("**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting ("**AGM**") of the Company, whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment. The EGM will be held for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD BHD, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED ("GEREMI") TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF UNITED STATES DOLLAR ("USD") 4.6 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW ORDINARY SHARES OF USD0.10 EACH IN GIPLC ("GIPLC SHARE") AT AN ISSUE PRICE OF USD0.176 PER GIPLC SHARE ("PROPOSED DISPOSAL")

"**THAT** authority be and is hereby given to the Company to authorise Sierra Springs Sdn Bhd ("SS"), a wholly-owned subsidiary of the Company to authorise RWL, a wholly-owned subsidiary of SS, to enter into arrangement(s) and/or agreement(s) for the disposal by RWL to GIPLC of its entire equity interest in Geremi, comprising two (2) ordinary shares of USD1.00 each, for a consideration of USD4.6 million to be satisfied by the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share **AND THAT** the Directors of the Company, SS and RWL be and are hereby authorised to take all such steps and to enter into and execute all commitments, transactions, deeds, agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and give full effect to the Proposed Disposal with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments, as may be required by any relevant authority/authorities and/or any amendments, variations and/or modifications as they may deem fit, necessary, expedient and/or appropriate in the interest of the Company and/or any of its aforesaid subsidiaries as may be approved by any relevant authority/authorities if such approval(s) are required."

BY ORDER OF THE BOARD

Tan Wooi Meng
Company Secretary

Kuala Lumpur, Malaysia
13 June 2005

Notes:

1. *A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies (but not more than two (2)) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the above meeting or at any adjournment.*

2. *In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.*